Exhibit 99.1

Heritage Commerce Corp Earns $4 Million in Second Quarter 2007 As Diablo Valley Bank Acquistion Closes

San Jose, CA – August 7, 2007 — **Heritage Commerce Corp (Nasdaq: HTBK),** parent company of Heritage Bank of Commerce, today reported that second quarter net income totaled $4.0 million, or $0.33 per diluted share, compared with $4.2 million, or $0.35 per diluted share, for the same quarter a year ago. For the first half of 2007, net income was $8.0 million, or $0.68 per diluted share, compared to $8.6 million, or $0.71 per diluted share, in the first half of 2006.

The merger with Diablo Valley Bank ("DVB") was completed on June 20, 2007. The consolidated financial statements of Heritage Commerce Corp for the three and six months ended June 30, 2007 reflect the completion of the merger including the preliminary purchase accounting adjustments to reflect the DVB assets and liabilities at their estimated fair values. The completion of the acquisition of Diablo Valley Bank contributed to a 29% increase in loans and a 30% rise in deposits year-over-year. Revenue and expenses from the operations of DVB have only been included for the 10 day period from the closing of the merger, and they were not significant for the three and six months reported.

"Our focus during the second quarter has been on completing the merger with Diablo Valley Bank and preparing for a smooth integration and conversion of their operations with ours," said Walter Kaczmarek, President and Chief Executive Officer. "We have also brought on board a number of seasoned bankers in other financial institutions with strong reputations in our markets. The combination of the talent from Diablo and the other new people hired by Heritage this quarter should help us gain market share during the remainder of this year and into next year. In addition, we are preparing to open our first office in Walnut Creek, further expanding our presence in the affluent East Bay market."

Second Quarter 2007 Financial Highlights:

 ⬧ Produced an annualized return on average assets of 1.50%.

 ⬧ Completed the acquisition of Daiblo Valley Bank, adding $257 million in deposits and $214 million in loans.

 ⬧ Net interest margin expanded to 5.11% from 5.06% in the first quarter of 2007 and 4.98% in the second quarter a year ago.

 ⬧ Commercial loans increased 22% in the quarter and 31% year-over-year, and now account for 38% of total loans.

 ⬧ Received approval to open a new office in Walnut Creek, further expanding presence in Contra Costa County.

 Operating Results

"Several factors contributed to a small decline in revenue for the quarter and year-to-date periods," said Mr. Kaczmarek. "Our SBA lending team was understaffed during most of the quarter and, consequently, SBA loan originations and gains on the sale of SBA loans were both down. As we rebuild the SBA lending team, we anticipate activity will improve. In addition, the Company has also decided to change its strategy regarding its SBA loan business. Beginning in the third quarter of 2007, we will retain most of our SBA production in lieu of selling it. Thus, quarterly gains on sale will most likely be significantly lower. However, as the SBA loan portfolio increases over time, our net interest income should also increase."

Net interest income decreased 2% to $12.4 million for the second quarter of 2007, compared to $12.6 million for the second quarter of 2006. For the first half of 2007, net interest income decreased 3% to $24.1 million from $24.8 million for the same period of 2006.

The net interest margin was 5.11% for the three months ended June 30, 2007, compared to 5.06% for the first quarter of 2007 and 4.98% for the three months ended June 30, 2006. For the first six months of 2007, net interest margin improved to 5.09% from 4.94% for the first six months of 2006.

No provision for loan losses was recognized in the second quarter of 2007, compared to a reverse provision for loan losses of $236,000 recognized in the first quarter of 2007. Reverse provisions for loan losses were $114,000 and $603,000 for the three and six months ended June 30, 2006.

Noninterest income was $2.3 million for the second quarter of 2007, compared to $2.3 million for second quarter of 2006 and $2.5 million for the first quarter of 2007. Noninterest income was primarily comprised of the gain on sale of Small Business Administration ("SBA") and other guaranteed loans, loan servicing income, the increase in cash surrender value of life insurance, and service charges on deposit accounts. In the first six months of 2007, noninterest income was $4.8 million, compared to $5.2 million in the first six months a year ago.

Heritage's second quarter noninterest expense was approximately the same as the second quarter a year ago at $8.5 million and up slightly from $8.3 million in the first quarter of 2007. In the first six months of 2007, noninterest expense decreased 3% to $16.8 million from $17.3 million in the first six months a year ago. Compensation expense decreased 4% from the first quarter to the second quarter but increased 1% from the second quarter a year ago.

The efficiency ratio was 58.00% in the second quarter of 2007, compared to 58.26% in the first quarter of 2007, and 57.06% in the second quarter of 2006. The efficiency ratio for the first six months of 2007 increased to 58.13% from 57.57% a year ago. The annualized returns on average assets and average equity for the second quarter of 2007 were 1.50% and 12.15%, compared to 1.50% and 14.35% for the second quarter ended June 30, 2006, respectively. Returns on average assets and average equity for the first six months of 2007 were 1.53% and 12.63%, compared to 1.55% and 14.93% for the first six months of 2006, respectively.

Balance Sheet, Capital Management and Credit Quality

Heritage's assets totaled $1.35 billion at June 30, 2007, compared to $1.09 billion a year ago, and $1.07 billion at March 31, 2007. Deposits totaled $1.12 billion at June 30, 2007, compared to $0.91 billion at June 30, 2006, and $0.88 billion at March 31, 2007. The Company added a net $23 million of brokered deposits in the second quarter of 2007, compared to the first quarter of 2007. Total loans, excluding loans held for sale, were $0.94 billion at June 30, 2007, compared to $0.71 billion at June 30, 2006, and $0.70 billion at March 31, 2007.

Nonperforming assets increased to $6.3 million, or 0.47% of total assets, at the end of June, compared to $1.6 million, or 0.15% of total assets, a year ago, and $3.3 million, or 0.31% of total assets, at March 31, 2007. Approximately $3.7 million of the nonperforming assets at June 30, 2007, were acquired in the Diablo Valley Bank merger. Of the total nonperforming assets at June 30, 2007, so far $900,000 were paid off during the third quarter of 2007. Net charge-offs in the second quarter of 2007 were $35,000, or 0.02% of average loans, compared to net charge-offs of $29,000, or 0.02% of average loans, in the preceding quarter. Net charge-offs in the second quarter a year ago were $536,000, or 0.31% of average loans. The allowance for loan losses at June 30, 2007 was $11.1 million, or 1.18% of total loans, and represented 192% of nonperforming loans. The allowance for loan losses at June 30, 2006 was $9.1 million, or 1.27% of total loans, and represented 564% of nonperforming loans. The allowance for loan losses at December 31, 2006 was $9.3 million, or 1.28% of total loans, and represented 215% of nonperforming loans.

Shareholders' equity increased 44% to $170 million at June 30, 2007, compared to $118 million a year ago, and $126 million at March 31, 2007. Capital ratios continue to be above the well-capitalized guidelines established by regulatory agencies. The Company's leverage ratio at June 30, 2007, was 14.29%, compared to 12.70% at June 30, 2006, and 14.43% at March 31, 2007. Since the Diablo Valley Bank acquisition occurred on June 20, 2007, the transaction did not have much effect on the quarterly average assets used in the leverage ratio calculation. If period end total assets were the denominator instead of average assets, the leverage ratio would have been 11.31% at June 30, 2007.

During the second quarter of 2007, the Company repurchased 25,200 shares of its common stock with an average price of $24.00 a share under the Company's $10 million common stock repurchase program, which was approved by the Company's Board of Directors in February, 2006. Shares were purchased on the open market financed by available cash. The authorization for this repurchase program expired as of June 30, 2007.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Los Gatos, Fremont, Danville, Pleasanton, Morgan Hill, Gilroy, Mountain View, and Los Altos. Heritage Bank of Commerce is also a SBA Preferred Lender ranked the fourth largest SBA lender in Northern California and fourteenth in the State of California, with Loan Production Offices in San Jose, Chico, Fremont, Fresno, and Sacramento, California. For more information, please visit www.heritagecommercecorp.com.

Forward Looking Statement Disclaimer

This release may contain forward-looking statements that are subject to risks and uncertainties. Such risks and uncertainties may include, but are not necessarily limited to, the Company's ability to sustain dividend payments, fluctuations in interest rates and monetary policy established by the Federal Reserve, inflation, government regulations, general economic conditions, competition within the business areas in which the Company is conducting its operations, including the real estate market in California, the ability to recognize identified cost savings, and other factors beyond the Company's control. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year to differ materially from those indicated. For a discussion of factors which could cause results to differ, please see the Company's reports on *Forms 10-K* and *10-Q* as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Member FDIC

| | For the Three Months Ended: | | | Percent Change From: | | For the Six Months Ended: | | |
| CONSOLIDATED INCOME STATEMENTS | June 30, | March 31, | June 30, | March 31, | June 30, | June 30, | June 30, | Percent |
(in $000's, unaudited)	2007	2007	2006	2007	2006	2007	2006	Change
Interest Income	$ 18,317	$ 17,234	$ 18,392	6%	0%	$ 35,551	$ 35,652	0%
Interest Expense	5,924	5,503	5,766	8%	3%	11,427	10,835	5%
Net Interest Income	12,393	11,731	12,626	6%	-2%	24,124	24,817	-3%
Provision for Loan Losses	0	(236)	(114)	100%	-100%	(236)	(603)	-61%
Net Interest income after Provision for Loan Losses	12,393	11,967	12,740	4%	-3%	24,360	25,420	-4%
Noninterest Income:								
Gain on Sale of Loans	695	1,011	842	-31%	-17%	1,706	2,339	-27%
Servicing Income	534	517	441	3%	21%	1,050	909	16%
Increase in Cash Surrender Value of Life Insurance	353	344	360	3%	-2%	697	707	-1%
Service Charges and Other Fees on Deposit Accounts	336	274	327	23%	3%	610	654	-7%
Other	344	369	287	-7%	20%	713	542	32%
Total Noninterest Income	2,262	2,515	2,257	-10%	0%	4,776	5,151	-7%
Noninterest Expense:								
Salaries & Employee Benefits	4,685	4,888	4,653	-4%	1%	9,573	9,762	-2%
Occupancy & Equipment	889	875	922	2%	-4%	1,764	1,808	-2%
Other	2,926	2,537	2,917	15%	0%	5,463	5,683	-4%
Total Noninterest Expense	8,500	8,300	8,492	2%	0%	16,800	17,253	-3%
Income Before Income Taxes	6,155	6,182	6,505	0%	-5%	12,336	13,318	-7%
Provision for Income Taxes	2,140	2,149	2,316	0%	-8%	4,288	4,753	-10%
Net Income	**$ 4,015**	**$ 4,033**	**$ 4,189**	0%	-4%	**$ 8,048**	**$ 8,565**	-6%
PER SHARE DATA								
(unaudited)								
Basic Earnings Per Share	$ 0.34	$ 0.35	$ 0.35	-3%	-3%	$ 0.69	$ 0.72	-4%
Diluted Earnings Per Share	$ 0.33	$ 0.34	$ 0.35	-3%	-6%	$ 0.68	$ 0.71	-4%
Common Shares Outstanding	13,375,163	11,636,828	11,820,563	15%	13%	13,375,163	11,820,563	13%
Book Value Per Share	$ 12.72	$ 10.83	$ 9.98	17%	27%	$ 12.72	$ 9.98	27%
Tangible Book Value Per Share	$ 9.12	$ 10.83	$ 9.98	-16%	-9%	$ 9.12	$ 9.98	-9%
KEY FINANCIAL RATIOS								
(unaudited)								
Annualized Return on Average Equity	12.17%	13.12%	14.35%	-7%	-15%	12.63%	14.93%	-15%
Annualized Return on Average Assets	1.50%	1.57%	1.50%	-4%	0%	1.53%	1.55%	-1%
Net Interest Margin	5.11%	5.06%	4.98%	1%	3%	5.09%	4.94%	3%
Efficiency Ratio	58.00%	58.26%	57.06%	0%	2%	58.13%	57.57%	1%
AVERAGE BALANCES								
(in $000's, unaudited)								
Average Assets	$ 1,075,271	$ 1,039,975	$ 1,120,108	3%	-4%	$ 1,057,683	$ 1,117,193	-5%
Tangilble Average Assets	$ 1,075,251	$ 1,039,975	$ 1,120,108	3%	-4%	$ 1,055,059	$ 1,117,193	-6%
Average Earning Asset	$ 972,016	$ 939,604	$ 1,017,290	3%	-4%	$ 955,874	$ 1,013,600	-6%
Average Total Loans	$ 730,337	$ 700,647	$ 702,817	4%	4%	$ 715,562	$ 702,376	2%
Average Loans Held For Sale	$ 12,823	$ 18,596	$ 32,494	-31%	-61%	$ 15,693	$ 35,464	-56%
Average Deposits	$ 880,079	$ 846,736	$ 929,00	4%	-5%	$ 863,422	$ 924,496	-7%
Average Demand Deposits - Noninterest Bearing	$ 223,415	$ 218,039	$ 228,891	2%	-2%	$ 220,727	$ 232,072	-5%
Average Interest Bearing Deposits	$ 656,664	$ 628,697	$ 700,109	4%	-6%	$ 642,695	$ 692,424	-7%
Average Interest Bearing Liabilities	$ 696,773	$ 674,050	$ 749,533	3%	-7%	$ 685,412	$ 745,245	-8%
Average Equity	$ 132,347	$ 124,642	$ 117,126	6%	13%	$ 128,509	$ 115,705	11%
Tangible Average Equity	$ 127,196	$ 124,642	$ 117,126	2%	9%	$ 125,919	$ 115,705	9%

CONSOLIDATED BALANCE SHEETS		End of Period:			Percent Change From:	
		June 30, 2007	March 31, 2007	June 30, 2006	March 31, 2007	June 30, 2006
(in $000's, unaudited)						
ASSETS						
Cash and Due from Banks	$	45,881	$ 33,718	$ 39,390	36%	16%
Federal Funds Sold		57,810	90,400	47,000	-36%	23%
Securities Available-for-Sale, at Fair Value		169,498	164,800	191,471	3%	-11%
Loans Held For Sale		6,095	11,351	30,325	-46%	-80%
Loans:						
Commercial Loans		358,095	294,010	273,208	22%	31%
Real Estate-Mortgage		330,422	239,082	242,125	38%	36%
Real Estate-Land and Construction		203,457	128,663	149,168	58%	36%
Home Equity		42,474	36,067	46,690	18%	-9%
Consumer Loans		4,715	2,620	1,389	80%	239%
Total Loans		939,163	700,442	712,580	34%	32%
Deferred Loan Costs, net		504	624	1,184	-19%	-57%
Loans, Net of Deferred Costs		939,667	701,066	713,764	34%	32%
Allowance for Loan Losses		(11,104)	(9,014)	(9,098)	23%	22%
Net Loans		928,563	692,052	704,666	34%	32%
Company Owned Life Insurance		37,900	36,519	35,442	4%	7%
Premises & Equipment, Net		9,186	2,446	2,406	276%	282%
Goodwill		43,172	-	-	N/A	N/A
Intangible Assets		5,049	-	-	N/A	N/A
Accrued Interest Receivable and Other Assets		43,777	39,778	43,964	10%	0%
Total Assets	$	1,346,931	$ 1,071,064	$ 1,094,664	26%	23%
LIABILITIES & SHAREHOLDERS' EQUITY						
Liabilities:						
Deposits						
Demand Deposits-Noninterest Bearing	$	266,404	$ 221,206	$ 221,438	20%	20%
Demand Deposits-Interest Bearing		162,003	141,395	144,120	15%	12%
Savings and Money Market		448,528	351,005	366,892	28%	22%
Time Deposits, Under $100		33,735	30,730	31,476	10%	7%
Time Deposits, $100 and Over		143,544	96,813	110,513	48%	30%
Brokered Deposits, $100 and Over		65,439	42,748	34,048	53%	92%
Total Deposits		1,119,653	883,897	908,487	27%	23%
Securities Sold under Agreement to Repurchase		10,900	15,100	21,800	-28%	-50%
Notes Payable To Subsidiary Grantor Trusts		23,702	23,702	23,702	0%	0%
Accrued Interest Payable and Other Liabilities		22,522	22,333	22,708	1%	-1%
Total Liabilities		1,176,777	945,032	976,697	25%	20%
Shareholders' Equity:						
Common Stock		103,498	61,958	66,726	67%	55%
Accumulated Other Comprehensive Loss		(2,446)	(1,712)	(3,681)	43%	-34%
Retained Earnings		69,102	65,786	54,922	5%	26%
Total Shareholders' Equity		170,154	126,032	117,967	35%	44%
Total Liabilities & Shareholders' Equity	$	1,346,931	$ 1,071,064	$ 1,094,664	26%	23%
CREDIT QUALITY DATA						
(in $000's, unaudited)						
Nonaccrual Loans	$	3,192	$ 3,315	$ 1,612	-4%	98%
Loans Over 90 Days Past Due and Still Accruing		2,604	0	0	N/A	N/A
Total Nonperforming Loans		5,796	3,315	1,612	75%	260%
Other Real Estate Owned		487	0	0	N/A	N/A
Total Nonperforming Assets	$	6,283	$ 3,315	$ 1,612	90%	290%
Net Charge-offs	$	35	$ 29	$ 536	-21%	-93%
Net Charge-offs as Percent of Average Loans		0.02%	0.02%	0.31%	0%	-94%
Allowance for Loan Losses to Total Loans		1.18%	1.29%	1.27%	-9%	-7%
Allowance for Loan Losses to Nonperforming Loans		191.58%	271.92%	564.39%	-30%	-66%
Nonperforming Assets to Total Assets		0.47%	0.31%	0.15%	52%	213%
Nonperforming Loans to Total Loans		0.62%	0.47%	0.23%	32%	170%
OTHER PERIOD-END STATISTICS						
(unaudited)						
Shareholders' Equity / Total Assets		12.63%	11.77%	10.78%	7%	17%
Loan to Deposit Ratio		83.92%	79.32%	78.57%	6%	7%
Noninterest Bearing Deposits / Total Deposits		23.79%	25.03%	24.37%	-5%	-2%
Leverage Ratio		14.29%	14.43%	12.70%	-1%	13%

NET INTEREST INCOME AND NET INTEREST MARGIN (in $000's unaudited)	For the Three Months Ended June 30, 2007			For the Three Months Ended June 30, 2006		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:						
Loans, gross	$ 743,160	$ 15,589	8.41%	$ 735,311	$ 15,344	8.37%
Securities	171,896	1,982	4.62%	195,743	1,977	4.05%
Interest bearing deposits in other financial institutions	3,243	40	4.95%	2,728	42	6.18%
Federal funds sold	53,717	706	5.27%	83,508	1,029	4.94%
Total interest earning assets	972,016	$ 18,317	7.56%	1,017,290	$ 18,392	7.25%
Cash and due from banks	33,305			36,224		
Premises and equipment, net	3,111			2,393		
Other assets	66,839			64,201		
Total assets	$ 1,075,271			$ 1,120,108		
Liabilities and shareholders' equity:						
Deposits:						
Demand, interest bearing	$ 141,230	$ 780	2.22%	$ 148,635	$ 830	2.24%
Savings and money market	328,580	2,456	3.00%	373,697	2,698	2.90%
Time deposits, under $100	30,872	301	3.91%	32,264	251	3.12%
Time deposits, $100 and over	102,284	1,067	4.18%	11,024	929	3.36%
Brokered time deposits, $100 and over	53,698	617	4.61%	34,489	325	3.78%
Notes payable to subsidiary grantor trusts	23,702	583	9.87%	23,702	575	9.73%
Securities sold under agreement to repurchase	16,407	120	2.93%	25,722	158	2.46%
Total interest bearing liabilities	696,773	$ 5,924	3.41%	749,533	$ 5,766	3.09%
Demand, noninterest bearing	223,415			228,891		
Other liabilities	22,736			24,558		
Total liabilities	942,924			1,002,982		
Shareholders' equity:	132,347			117,126		
Total liabilities and shareholders' equity	$ 1,075,271			$ 1,120,108		
Net interest income / margin		$ 12,393	5.11%		$ 12,626	4.98%

NET INTEREST INCOME AND NET INTEREST MARGIN (in $000's unaudited)	For the Six Months Ended June 30, 2007			For the Six Months Ended June 30, 2006		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:						
Loans, gross	$ 731,255	$ 30,259	8.34%	$ 737,840	$ 30,065	8.22%
Securities	172,603	3,934	4.60%	198,394	3,769	3.83%
Interest bearing deposits in other financial institutions	2,936	73	5.01%	2,783	60	4.35%
Federal funds sold	49,080	1,285	5.28%	74,583	1,758	4.75%
Total interest earning assets	955,874	$ 35,551	7.50%	1,013,600	$ 35,652	7.09%
Cash and due from banks	34,311			36,588		
Premises and equipment, net	2,807			2,435		
Other assets	64,691			64,570		
Total assets	$ 1,057,683			$ 1,117,193		
Liabilities and shareholders' equity:						
Deposits:						
Demand, interest bearing	$ 138,876	$ 1,545	2.24%	$ 153,288	$ 1,668	2.19%
Savings and money market	323,549	4,740	2.95%	360,983	4,779	2.67%
Time deposits, under $100	30,929	590	3.85%	33,232	497	3.02%
Time deposits, $100 and over	101,741	2,079	4.12%	109,656	1,750	3.22%
Brokered time deposits, $100 and over	47,600	1,052	4.46%	35,265	658	3.76%
Notes payable to subsidiary grantor trusts	23,702	1,164	9.90%	23,702	1,137	9.67%
Securities sold under agreement to repurchase	19,015	257	2.73%	29,119	346	2.40%
Total interest bearing liabilities	685,412	$ 11,427	3.36%	745,245	$ 10,835	2.93%
Demand, noninterest bearing	220,727			232,072		
Other liabilities	23,035			24,171		
Total liabilities	929,174			1,001,488		
Shareholders' equity:	128,509			115,705		
Total liabilities and shareholders' equity	$ 1,057,683			$ 1,117,193		
Net interest income / margin		$ 24,124	5.09%		$ 24,817	4.94%